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File No. 082-34770

22 February 2005

VIA MESSENGER

Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street
Washington D.C. 20549
United States of America

SUPPL


RECD S.E.C.
FEB 25 2005
1086

Ladies and Gentlemen:

Re: **Yara International ASA - Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934**

On behalf of Yara International ASA and pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed herewith for filing please find two press releases titled as follows:

Yara acquires minority stake in Russian fertilizer plant dated February 7, 2005; and

Yara reports record results for 2004 dated February 18, 2005.

Feel free to call me with any questions on +44 207 710-1188.

Kindly acknowledge receipt of this letter by stamping the enclosed copy letter and returning it to our courier

Yours sincerely,

Tom Murphy
LATHAM & WATKINS

PROCESSED
MAR 03 2005
THOMSON
FINANCIAL

Enclosures

3/3



Yara acquires minority stake in Russian fertilizer plant

Oslo (2005-02-07): Yara has entered a partnership with the Russian fertilizer producer OAO Minudobreniya ("Rossosh"). The agreement includes a minority stock acquisition, technology transfer and the integration of Rossosh into Yara's planning and marketing operations. Yara will hold a 30 percent stake in the company.

The partnership agreement and acquisition of shares in Rossosh confirms Yara's position as the market leader in the fertilizer industry and represents an important step for Yara in further strengthening its global market position within balanced fertilization of all three nutrients (NPK). Rossosh will be especially important for the development of Yara's market position in key Asian markets such as China, Thailand and Indonesia.

"With Rossosh we have found a good partner with a production platform built on Yara technology. Combining Yara's global reach with Rossosh' strong operational platform creates a win-win partnership," says President and CEO of Yara International, Thorleif Enger.

The Rossosh plant, which is based on nitrophosphate technology licensed from Yara in the early 1980s, has a total production of approximately 900,000 tonnes of NPK, 450,000 tonnes of ammonium nitrate (AN), and 800,000 tonnes of ammonia. Half of the ammonia is upgraded to NPK and AN. Yara will as part of the agreement secure technology transfer and upgrade the NPK plant to meet the high quality standards of other Yara plants. The agreement will give Yara access to competitively priced energy and other raw materials.

The Rossosh plant will be fully integrated into the Yara product planning and fertilizer marketing system, and Yara will coordinate production schedules and logistics for export of NPKs from Yuzhny in the Black Sea. The existing management will continue to operate the plant and handle all domestic sales and logistics. The transaction provides effective leverage for future growth: minority stock acquisition, technology transfer and exclusive marketing and distribution rights for fertilizer export.

Contact

Egil Hogna, Investor Relations

Telephone (+47) 24 15 71 66
Cellular (+47) 90 187 865
E-mail **egil.hogna@yara.com**

Arne Cartridge, Media Relations
Telephone (+47) 24 15 73 01
Cellular (+47) 47 900 900
E-mail **arne.cartridge@yara.com**

Yara International ASA is the world's leading supplier of mineral fertilizers with particular strength in nitrogen-based fertilizers. Yara has a local presence in 50 countries worldwide. Yara sells more than 20 million tonnes of mineral fertilizers in more than 120 countries. Yara offers fertilizers meeting the nutrient needs of local crops supported by agronomic advice to make farming more profitable and agriculture more sustainable. Yara has a strong position in industrial markets in Europe as a supplier of nitrogen-based chemicals and is the leading supplier of liquid CO2.



Yara reports record results for 2004

Oslo (2005-02-18): Yara International ASA reports strong quarterly and yearly results and sets ambition for further growth.

Yara's fourth-quarter net income after minority interest was NOK 1,243 million (NOK 3.91 per share), compared with NOK 750 million (NOK 2.35 per share) in the fourth quarter 2003. Excluding net foreign exchange gains, the result for fourth quarter 2004 was approximately NOK 3.04 per share. Fourth quarter operating income was NOK 886 million, compared with NOK 884 million in the fourth quarter 2003. EBITDA for the quarter was NOK 1,488 million, compared with NOK 1,456 million in 2003.

"Fourth quarter 2004 represented another strong period making 2004 a record year for Yara, both in terms of earnings and cash flow. During 2004 we delivered the best ever result for a fertilizer company," says Thorleif Enger, President and CEO of Yara International ASA.

Net income after minority interests for 2004 was NOK 3,761 million compared with NOK 2,186 million in 2003. Excluding net foreign exchange gains, full-year earnings per share were NOK 10.21.

The board proposes to the Annual General Meeting a dividend of NOK 2.25 per share for 2004. It also intends to propose to the Annual General Meeting to continue the share buy-back program with an expanded share price range. Buy-back programs are expected to supplement dividend payments to a total of 40-45 percent cash distribution of net income as an average over the business cycle.

Continued demand-driven pricing
The fertilizer market remained attractive during the fourth quarter. Yara was able to increase its market share in Europe at the expense of imports. Yara estimates that total nitrogen growth in 2004 exceeded 3 percent. Global fertilizer demand in 2004 was sufficiently strong to secure demand-driven pricing. The first quarter 2005 started with fertilizer prices at generally higher levels than in the same quarter last year. However, there has been a drop in fertilizer prices outside Europe in January, but the fundamentals appear to be solid based on continued low global grain stocks.

New growth initiatives
Yara has announced new growth initiatives during first quarter 2005 that will imply higher investment levels for 2005 than in 2004 and strengthen Yara's ability to participate in fertilizer market growth and industry consolidation.

"We have made significant strategic moves during the first quarter of 2005, signing a letter of intent for a fifth fertilizer plant in Qatar, acquiring a minority stake in the Russian fertilizer producer Rossosh and strengthening our position in the Chilean specialty fertilizer producer SQM. These initiatives, along with the successful USD 500 million bond offering and our solid credit rating have improved our ability to further grow our business and market position at the same time as we maintain our financial strength," says Thorleif Enger.

The quarterly figures reflect official accounts while the historical figures are pro forma since the demerger from Norsk Hydro took place on 25 March 2004.

For further information
The entire quarterly report and the presentation material used during the press and analyst conference are available on

http://www.yara.com/en/investor_relations/financial_reports/

Contact

Egil Hogna, Investor Relations

Telephone (+47) 24 15 71 66
Cellular (+47) 90 187 865
E-mail **egil.hogna@yara.com**

Arne Cartridge, Media Relations
Telephone (+47) 24 15 73 01
Cellular (+47) 47 900 900
E-mail **arne.cartridge@yara.com**

Yara International ASA is the world's leading supplier of mineral fertilizers with particular strength in nitrogen-based fertilizers. Yara has a local presence in 50 countries worldwide. Yara sells more than 20 million tonnes of mineral fertilizers in more than 120 countries. Yara offers fertilizers meeting the nutrient needs of local crops supported by agronomic advice to make farming more profitable and agriculture more sustainable. Yara has a strong position in industrial markets in Europe as a supplier of nitrogen-based chemicals and is the leading supplier of liquid CO2.
